July 19, 2013

VIA EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Jones Lang LaSalle Incorporated
Form 10-K for the year ended December 31, 2012
Filed on February 26, 2013
File No. 001-13145

Dear Mr. Woody:

This letter sets forth our response to the Comment Letter, dated June 12, 2013 (the “Comment Letter”), of the Staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced document. The responses set forth below follow a copy of each of the Staff's comments as numbered in the Comment Letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012

General

1) You refer on your website to $3 billion in total development value in the countries of Lebanon, Syria and Jordan over the past two years. Additionally, we note an article published in March 2010 referring to your work in Sudan. Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current and anticipated contacts with those countries, whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any information, technology or services you have provided into Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:

The webpage on our public website that you referenced described our firm having advised on over $3 billion in total development value in the countries of Lebanon, Syria and Jordan over a two-year period. With respect to the relationship between that statement about the region and work we have performed related to Syria, our records indicate that between June 2008 and November 2011 (with some very modest follow-up work), locally managed non-U.S. consulting subsidiaries of Jones Lang LaSalle Incorporated completed ten different projects, consisting of market or feasibility studies, development advice or sustainability advice, for contemplated or existing residential and commercial real estate projects located in Syria. The total billings for these projects were approximately US$853,000. Jones Lang LaSalle group companies have not undertaken any other assignments related to Syria since that time and we are not aware that any new work is contemplated. None of the clients for which the work was performed was a prohibited party under OFAC regulations, nor was the work connected to the government of Syria. All of the work was consultative in nature and did not involve the transfer of goods or technology. Furthermore, this work was in conformance with Jones Lang LaSalle policies and procedures designed to ensure compliance with relevant U.S. sanctions.

With respect to our work in Sudan, our records indicate that between March 2007 and May 2010, locally managed non-U.S. consulting subsidiaries of Jones Lang LaSalle Incorporated completed three different market or feasibility studies for contemplated or existing commercial real estate projects located in Sudan. The total billings during that period for these projects were approximately US$88,000. Jones Lang LaSalle group companies have not undertaken any other assignments related to Sudan since that time and we are not aware that any new work is contemplated. None of the clients for which the work was performed was a prohibited party under OFAC regulations, nor was the work connected to the government of Sudan. All of the work was consultative in nature and did not involve the transfer of goods or technology. As with the Syria activity described above, this work was in conformance with Jones Lang LaSalle policies and procedures designed to ensure compliance with relevant U.S. sanctions.

We did determine that the webpage on our public website that you referenced had not been updated to note that the over $3 billion of client development activity on which we advised in Lebanon, Syria and Jordan was over the period covering 2007 and 2008. We appreciate your bringing this to our attention, and we have removed that reference and updated our discussion of real estate services in the region on that website accordingly. Additionally, the March 2010 article you referenced was not published by us, and was therefore not an official company statement, as it merely contained a quote by a journalist about Sudan from a local Jones Lang LaSalle executive within a broader interview about our operations across the Middle East and Africa. The executive does not recall making the comment in the manner quoted, although we appreciate that, while it correctly indicated we were doing work related to Sudan at the time, in light of the above facts it now appears exaggerated in terms of the extent of the work to say that it was “quite a bit.”

2) Please discuss the materiality of any contacts with Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets and liabilities for the last three fiscal years and the subsequent interim period. Also, please address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:

The total revenues from the work described above were approximately US$941,000 over a multi-year period. Our total global revenues in 2010 and 2011 were US$2.9 billion and US$3.6 billion, respectively, so the combined Sudan and Syria-related revenues were inconsequential on a relative basis and clearly constituted an inconsequential portion of our business. The nature of the work reflects the core real estate advisory work that we perform globally for clients in 70 countries and that we believe we performed for permitted clients in compliance with applicable U.S. regulations. Accordingly, we strongly believe that this work does not constitute a material investment risk, either quantitative or qualitative, for our security holders, nor do we believe that reasonable investors would deem this important in making an investment decision, including with respect to the potential impact of the work on our reputation or share value.

Additionally, we believe our Form 10-K for 2012 provides clear and adequate disclosure to investors about work of the kind that related to Sudan and Syria, though we do not mention Sudan and Syria by name in our Form 10-K given the relative immateriality to our consolidated financial results of our work related to those countries. First, on page 11 of the EDGAR filing, we indicate that only 2% of our EMEA revenue was derived from the Middle East and Africa, a disclosure which translates to revenue from that region comprising approximately one-half of one percent (0.5%) of our global revenue; quantified above as US$941,000 over a multi-year period, work related to Sudan and Syria has comprised an immaterial amount of that one-half of one percent. Second, we have a number of different risk factor sections in our Form 10-K that discuss the nature of our business in the Middle East and Africa and therefore provide current and potential investors with an understanding of this aspect of our business so that they can make an informed judgment about whether our firm represents an appropriate investment for them (page references are to the EDGAR filing):

“We operate in approximately 70 countries with varying degrees of political and economic stability and transparency. For example, within the past few years certain Middle Eastern, Asian, European and South American countries have experienced serious political and economic instability that will likely continue to arise from time to time in countries in which we have operations. It is difficult for us to predict where or when a significant change in the political leadership or regime within a given country may occur, or what the implications of such a change will be on our operations given that legislative, tax and business environments can be altered quickly and dramatically. For example, the recent political changes in Egypt and other Middle Eastern countries have significantly disrupted business activity in these countries.” (page 32)

“The increasing globalization by our multi-national clients creates pressure to further expand our own geographical reach into less developed countries, including for example within Africa, which tends to exacerbate the above risks. As we continue to provide services in countries that have relatively higher security risks and lower levels of transparency, our exposure to the risks inherent in doing business in less developed markets increases.” (page 32)

“There are circumstances where the conduct or identity of our clients could cause us reputational damage or financial harm or could lead to our non-compliance with certain laws. An example would be the attempt by a client to “launder” funds through its relationship with us, namely to disguise the illegal source of funds that are put into otherwise legitimate real estate investments. Another example is our inadvertently doing business with a client that has been listed on one of the “prohibited persons” lists now issued by many governments around the world. We may also from time to time legally invest the sovereign wealth funds of a government entity client which is subsequently deemed to be inappropriate either from a reputational or legal standpoint.” (page 38)
“Our efforts to evaluate clients, vendors and government entities before doing business with them in order not to do business with a prohibited party and to avoid attempts to launder money, make bribery payments or otherwise to exploit their relationship with us may not be successful in all situations since compliance for a business such as ours is very complex and also since we take a risk-based approach to the procedures we have employed. Additionally, it is not always possible to accurately determine the ultimate owners or control persons within our clients' organizations or other entities with which we do business, particularly if they are actively attempting to hide such information from regulatory authorities. We may therefore unknowingly be doing business with entities that are otherwise involved in illegal activities that do not involve us or that are ultimately controlled by persons with whom engaging in business has been prohibited by applicable regulatory authorities.” (page 38)

Management's Discussion and Analysis of Financial Condition…, page 54

3) We note that fluctuations within your results of operations can generally be attributed to strong increases across all product categories and various types of growth. In your response letter dated June 13, 2012, you indicated to the extent a general description of elements of operating results are used, you would expand your disclosure to enhance those descriptions by identifying and quantifying performance indicators and other factors utilized by management to assess productivity for the relevant major product categories and to describe variances in your operating results. Based on the above, it does not appear you have made the requested disclosure. Please ensure this information is included in all future periodic filings. Additionally, include a discussion of the countries within each segment that are driving results and disclose the significant comparable exchange rates relating to your international operating results. Include an example of your intended disclosure within your response.

Response:

With respect to your previous comment letter on our 2011 Form 10-K, and the portion of our letter dated June 13, 2012 responding to your comments regarding instances where we explained fluctuations within our results of operations in terms of “improved business conditions” or “strong growth,” and your request that we expand our disclosure to enhance those descriptions (as noted above in this year's comment), we attempted to respond in two primary ways.

First, in subsequent filings, we reduced the use of such general descriptions of elements of our operating results; however, you are correct in noting that our description of 2012 annual results in EMEA included attribution to “strong increases across all product categories,” without our expanding that discussion beyond references to Leasing revenue and Project & Development Services revenue as the largest contributors to those increases in the region.

Second, in our quarterly and annual SEC filings throughout 2012, we began to present Property & Facility Management and Project & Development Services revenue on a fee revenue basis, rather than on a gross revenue basis, in our discussions of segment results. As an increasing number of our contracts with clients in these product categories are resulting in accounting on a gross basis, the inclusion of vendor and subcontractor costs in revenue, as is required under U.S. GAAP and reflected as such in our Consolidated Statements of Comprehensive Income, has begun to result in what our management views to be reflective of an outsized rate of growth in those product categories, which in turn is less representative of the performance and productivity of those businesses than is a presentation of the revenue excluding those costs. For example, in EMEA in 2012, Project & Development Services revenue increased by 28% in local currency on a gross revenue basis, but 16% on a fee revenue basis, and we believe that reflection of the 16% growth rate is more representative of the performance and productivity of that business than is a 28% growth rate.

Nevertheless, we recognize that we can further expand our discussions of operating results in ways such as those you reference in your comment above. The following revised discussion of 2012 EMEA revenue performance is an example of how we would propose to enhance the disclosures of our operating results in future filings:

EMEA's full-year revenue was over $1.0 billion, a 12% increase in local currency. Revenue increased on a fee revenue basis by 9% in local currency. EMEA's revenue in U.S. dollars was comparatively lower than in local currency, with total revenue increasing 8% and fee revenue increasing 5%, primarily due to year-over-year changes in the U.S. dollar-to-Euro exchange rate ($1.39 average in 2011 to $1.29 average in 2012). Year-over-year revenue growth was generated across all business lines, led by Project & Development Services, which includes the Tetris fit-out business and grew 16% on a fee revenue basis in local currency, and by Leasing, which grew 11% in local currency. At a country level, our businesses in the United Kingdom, where we generated over 40% of our revenue in the region and have the greatest volume of leasing and capital markets transaction activities, France, the location of the core of our Tetris fit-out business, and Switzerland, where we acquired a business in 2011 focused on capital markets transactions and valuations that contributed in 2012, were the most significant contributors of revenue growth.

Financial Statements

Consolidated Statements of Cash Flows, page 83

4) We note you have international operations. Please tell us how you have complied with the guidance set forth in ASC 830-230-45-1 as it relates to your cash flow presentation.

Response:

ASC 830-230-45-1 states that the effects of exchange rate changes on cash should be shown as a separate line item in the statement of cash flows. The majority of our cash balances are in countries which have few, if any, restrictions on movement of cash, such that balances in those countries are regularly swept to central accounts used to pay down debt. Our cash amounts which reside in a particular foreign currency for extended periods of time are generally limited to countries with restrictions on movement of cash, such as China, India and Brazil; the effect of exchange rate changes on cash in those countries was less than US$500,000 in 2012, and the effect of exchange rate changes on cash in all countries was less than US$1 million. As a result, we did not show these effects on a separate line item in our Consolidated Statements of Cash Flows in 2012 due to immateriality. We will continue to monitor the effect of exchange rate changes on cash as set forth in ASC 830-230-45-1, and we will disclose such effects if and when material.

Notes to Consolidated Financial Statements, page 84

5. Investments in Real Estate Ventures, page 103

5) In future filings, please describe the specific events or changes in circumstances management considers that could indicate the carrying amount of real estate assets underlying one of your investments in real estate may be impaired. Within your response, include an example of your intended disclosure.

Response:

In future filings, we will describe the specific events or changes in circumstances management considers that could indicate the carrying amount of real estate assets underlying one of our investments in real estate may be impaired, such as in the following example disclosure:

We review investments in real estate accounted for under the equity method on a quarterly basis for indications of whether we may not be able to recover the carrying value of the real estate assets underlying our investments in real estate ventures and whether our investments are other than temporarily impaired. Our judgments regarding the existence of impairment indicators are based on evaluations of regular updates to future cash flow models, and on factors such as operational performance, market conditions, major tenancy matters, legal and environmental concerns, and our ability and intent to hold, with regard to each underlying asset and investment. Future events could occur which would cause us to conclude that impairment indicators exist and an impairment loss is warranted. When events or changes in circumstances indicate that the carrying amount of a real estate asset underlying one of our investments in real estate ventures may be impaired, we review the recoverability of the carrying amount of the real estate asset in comparison to an estimate of the future undiscounted cash flows expected to be generated by the underlying asset.

7. Retirement Plans, page 107

6) We note that your actual return on plan assets is significantly higher than the expected return on plan assets disclosed on page 108. Topic ASC 715-20-50(r) requires an explanation of any significant change in the benefit obligation or plan assets not otherwise apparent in other disclosures. Please tell us why your actual return on plan assets is significantly higher than your expected and prior year return. In future filings, please disclose this information. Within your response, include an example of your intended disclosure.

Response:

For the year ended December 31, 2012, actual return on plan assets calculated on the fair value of plan assets at the beginning of the year was approximately 14%. For the year ended December 31, 2011, actual return on plan assets calculated on the fair value of plan assets at the beginning of the year was slightly negative, or just less than 0%. The expected long-term rate of return on assets in 2012 was 4.70% to 6.64%.

In future filings, we will supplement the disclosures in our 2012 Form 10-K regarding the composition of our plan asset portfolios and the long-term focus of the investing strategies with context similar to that in the example disclosure below when there are significant changes in the benefit obligation or plan assets subject to ASC 715-20-50(r):

The actual return on plan assets in 2012, allocated primarily across a balanced mix of debt securities and equity securities, was significantly higher than our expected return in 2012 and our actual return in 2011, broadly in line with how debt and equity markets performed across both years. In 2011, global equities were relatively flat in the first half of the year after showing positive returns in 2010, and then suffered double-digit percentage declines in the third quarter of 2011, finishing the year with negative returns, offset by mid-single-digit returns in corporate bonds, but causing actual returns for the year ended 2011 to fall below the expected long-term rate of return. In 2012, positive actual returns in global equities in three of four quarters, combined with double-digit returns in corporate bonds for the year, caused actual returns to exceed the expected long-term rate of return and the prior year return.

8. Income Taxes, page 110

7) Please provide a description of the items included in the return to provision adjustment on your income tax rate reconciliation.

Response:

The return to provision adjustment represents the aggregate change in current and deferred income tax expense caused by changes in estimates between (a) provision computations and (b) the equivalent computations adjusted for the completion of income tax returns filed with taxing authorities during 2012, related primarily to 2011 tax years.  The aggregate amount is a summary of such items across the 70 countries in which the Jones Lang LaSalle group computes income tax provisions and files income tax returns, and there is no one item responsible for the total adjustment.  Each of the items contained in the total requires estimation in the computation of the income tax provision based upon information which is not readily ascertainable until statutory financial statements and income tax returns for entities in each of those countries are completed.  Among the larger, but not themselves material, items contained in the total are differences between such estimates and actual income tax return amounts including (i) amounts associated with the vesting of stock-based compensation by tax jurisdiction, (ii) interest deductions in certain tax jurisdictions, (iii) estimates of withholding tax cost, and (iv) certain other foreign tax incentives that were not estimable at the time the provision was prepared.

8) Topic ASC 740-30-50-2 requires the following information to be disclosed whenever a deferred tax liability is not recognized:

•	A description of the types of temporary differences for which a deferred tax liability has not been recognized and the types of events that would cause those temporary differences to become taxable

•	The cumulative amount of each type of temporary difference

In future filings, please disclose this information. Within your response, include an example of your intended disclosure.

Response:

Jones Lang LaSalle has only one type of deferred tax liability which is not recognized: the deferred tax liability for taxation of a distribution to the United States of all unremitted earnings on international subsidiaries which the Company has and intends to continue to permanently reinvest such amounts outside of the United States.  To implement the requested additional disclosure in future filings, we would propose to amend the paragraph in Footnote 8 to the consolidated financial statements as follows:

We have not provided a deferred tax liability on the cumulative amount of unremitted foreign earnings of international subsidiaries of $1.0 billion, because it is our intent to permanently reinvest such earnings outside of the United States. We would recognize this deferred tax liability if we were to experience a change in circumstances producing a change in that intention.  The United States foreign tax credits which would arise upon such a distribution have also not been recognized.  If repatriation of all such earnings were to occur, we estimate that our resulting U.S. federal and state tax liability would be approximately $74 million, net of the benefits of utilization of foreign tax credits and net operating loss carryovers.

Schedule 14A

Summary Compensation Table, page 63

9) We note your disclosure in footnote (1). When compensation is paid in foreign currency, the values in the table should reflect the US dollar equivalent as of the payment date. Please revise in future filings that require Item 402 of Regulation S-K disclosure.

Response:

In future filings, we will present executive compensation, subject to Item 402 of Regulation S-K, when paid in foreign currency, reflective of the US dollar equivalents as of the payment dates of the compensation.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

In connection with responding to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that between the February 26, 2013 filing of our 2012 Form 10-K, and the date of this letter, the Chief Financial Officer function for Jones Lang LaSalle Incorporated has been transitioned from Lauralee E. Martin to Christie B. Kelly.

If you have any questions or comments concerning these responses to your inquiries, please do not hesitate to contact me at (312) 228-2073, Mark Ohringer, our General Counsel, at (312) 228-2423, or Mark Engel, our Controller, at (312) 228-2343.

Sincerely Yours,

/s/ Lauralee E. Martin
_____________________

Lauralee E. Martin
Chief Executive Officer, Americas, Jones Lang LaSalle Incorporated
(Chief Financial Officer, Jones Lang LaSalle Incorporated, as of the February 26, 2013 filing of the 2012 Form 10-K)

Cc:     Ms. Shannon Sobotka, Staff Accountant
Ms. Stacie Gorman, Attorney Advisor
Mr. Mike McTiernan, Assistant Director
United States Securities and Exchange Commission

Ms. Christie B. Kelly, Chief Financial Officer, Jones Lang LaSalle Incorporated